Page 19 of 21 Pages

                                                                    EXHIBIT 99.2

                          Barington Capital Group, L.P.
                               888 Seventh Avenue
                               New York, NY 10019



March 15, 2007

Harvey R. Blau
Chairman and Chief Executive Officer
Griffon Corporation
100 Jericho Quadrangle
Jericho, New York 11753

Dear Mr. Blau:

As you know, Barington Companies Equity Partners, L.P. and certain of its affiliates currently own over 5% of the outstanding common stock of Griffon Corporation.

We believe that Griffon's current stock price does not reflect the intrinsic value of the Company's operating divisions. In particular, it is our belief that the market has been undervaluing the Company's Telephonics subsidiary as well as what we view to be Griffon's core businesses - Garage Doors and Specialty Plastic Films.

As I am sure you are aware, Griffon's shares have been range-bound during the Company's last three calendar years (trading between approximately $18.50 and $28.50 per share) despite the strong performance of the stock market during this time period. For example, while the Russell 2000 Index increased 44.5% from January 1, 2004 through the close of trading on Wednesday, March 14, 2007, Griffon's stock price rose by only 18.2%(1).

As we disclosed in our Schedule 13D filing made last month, we are interested in discussing with you a number of measures that we believe will improve shareholder value for the benefit of all Griffon stockholders. We have therefore been disappointed that you have not returned our telephone calls to you seeking to schedule a mutually convenient time to discuss these measures in detail, which we have summarized for you below.

Unlock the Value of Telephonics

Based upon our analysis of publicly traded defense electronics companies as well as recent M&A activity in the industry, we believe that the Company's Telephonics subsidiary should be valued at 9-12 times its Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA), or approximately $400 - $550 million. Unfortunately, the market has not given the Company full credit for the value of this business, currently valuing Griffon as a whole at an EV/EBITDA multiple of approximately 7.0x.

According to public statements by Griffon's management team, it appears that the Company recognizes this disconnect. For example, during the Company's August 3, 2006 earnings call, management responded to a question about Telephonics by saying:

----------
(1) Griffon's stock price increased from $20.26 on December 31, 2003 to $23.95 on March 14, 2007. The return of the Russell 2000 Index includes dividends.


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                                                             Page 20 of 21 Pages

 "... are we getting full value for it from a public perspective? Probably not."

It is our hope that you will take action to address the "conglomerate discount" that is impacting this business. It is our recommendation that the Company pursue an initial public offering, a tax-free spin-off or an outright sale of the subsidiary so that the Company and its stockholders can more fully realize the value of Telephonics.

Increase Share Repurchases

While the Company has a history of repurchasing its common stock, in light of the current trading range of the Company's shares, we believe that now is the time for the Company to be aggressively repurchasing its stock.

We encourage the Company to incur additional indebtedness and use the proceeds to repurchase stock, similar to the $50 million repurchase of shares that the Company consummated in July 2003 in connection with the issuance of $130 million of 4% Contingent Convertible Subordinated Notes due 2023. With a Net Debt/Trailing Twelve Months EBITDA multiple of approximately 1.4x, we believe that the Company is underleveraged. This is even more pronounced if one believes that the 4% EBIT margin realized in Specialty Plastic Films in Fiscal 2006 can improve and that the Garage Door segment can return to historical levels of growth and profitability.

If the Company increases its leverage to what we view to be a more reasonable level (a Net Debt/TTM EBITDA multiple of approximately 2.5x), we believe that it could raise approximately $110 million in new indebtedness. It is our belief that such debt, along with approximately $20 million of excess cash, would be sufficient to repurchase 15-20% of the Company's outstanding shares. Our analysis indicates that such a buyback (at a meaningful premium to the Company's recent stock price) would be accretive to the Company's earnings per share.

Pursue Cost Reduction Initiatives

While we applaud the reduction of the Specialty Plastic Films' workforce in Fiscal 2006 that is expected to result in approximately $5 million of annual cost savings, we believe that further reductions in the Company's cost structure are necessary. Given that Garage Doors has recently experienced pressure on both revenues and earnings, we believe that the Company should particularly focus on reducing expenses in this business.


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                                                             Page 21 of 21 Pages

Divest Installation Services

While Griffon's main operating divisions are primarily composed of higher market share, higher margin businesses, the Company's Installation Services business is an exception, with lower margins and market share than those enjoyed by most of the Company's other operating divisions. Furthermore, as the performance of this business is tied to new residential construction, it is exposed to the volatility of the housing markets. Given that this segment represents only 8.8% of Griffon's 2006 Operating Income (before unallocated amounts), we believe that the Installation Services Business should be divested.

Improve Corporate Governance

It is our belief that the Company needs to improve its corporate governance in a number of areas, including by declassifying the Company's Board of Directors and separating the Chairman and CEO positions. It is our recommendation that the Company seriously consider these and other initiatives to improve its record in this area.

Barington has a long track record of successfully working with the management teams and boards of directors of publicly traded companies to develop plans to create or improve shareholder value. As a stockholder in the Company since April 2005, we strongly believe in the long-term value of Griffon's core businesses and hope that we can work together to improve the Company's profitability and share price performance. To that end, we reiterate our desire to meet with you and your management team, as well as independent members of the Company's Board of Directors, to discuss our suggestions in further detail.

We look forward to hearing from you.

Sincerely,

/s/ James A. Mitarotonda

James A. Mitarotonda